Page 1 of 16 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Huntsman Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

447011107
(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011107	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,654,710 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96 percent†
14	TYPE OF REPORTING PERSON PN, HC
_________________
* See Item 4.

† See Item 3 and Item 5.

CUSIP No. 447011107	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,654,710 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96 percent†
14	TYPE OF REPORTING PERSON OO, HC
_________________
* See Item 4.

† See Item 3 and Item 5.

CUSIP No. 447011107	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,654,710 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96 percent†
14	TYPE OF REPORTING PERSON CO
_________________
* See Item 4.

† See Item 3 and Item 5.

CUSIP No. 447011107	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,654,710 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96 percent†
14	TYPE OF REPORTING PERSON OO, HC
_________________
* See Item 4.

† See Item 3 and Item 5.

CUSIP No. 447011107	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,654,710 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96 percent†
14	TYPE OF REPORTING PERSON PN, HC
_________________
* See Item 4.

† See Item 3 and Item 5.

CUSIP No. 447011107	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,654,710 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96 percent†
14	TYPE OF REPORTING PERSON OO, BD
_________________
* See Item 4.

† See Item 3 and Item 5.

CUSIP No. 447011107	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,654,710 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96 percent†
14	TYPE OF REPORTING PERSON PN, HC
_________________
* See Item 4.

† See Item 3 and Item 5.

CUSIP No. 447011107	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,654,710 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96 percent†
14	TYPE OF REPORTING PERSON OO, HC
_________________
* See Item 4.

† See Item 3 and Item 5.

CUSIP No. 447011107	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,654,710 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96 percent†
14	TYPE OF REPORTING PERSON CO
_________________
* See Item 4.

† See Item 3 and Item 5.

CUSIP No. 447011107	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,654,710 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96 percent†
14	TYPE OF REPORTING PERSON IN, HC
_________________
* See Item 4.

† See Item 3 and Item 5.

CUSIP No. 447011107	Page 12 of 16 Pages

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 amends the Schedule 13D filed on August 1, 2008 (such initial filing, the "Original Filing") by Citadel Investment Group, L.L.C. ("CIG"), Citadel Limited Partnership ("CLP"), Citadel Equity Fund Ltd. ("CEFL"), Citadel Investment Group II, L.L.C. ("CIG-II"), Citadel Holdings I LP ("CH-I"), Citadel Derivatives Group LLC ("CDG"), Citadel Holdings II LP ("CH-II"), Citadel Advisors LLC ("Citadel Advisors"), Citadel Derivatives Trading Ltd. ("CDT") and Kenneth Griffin ("Griffin" and, together with CIG, CLP, CEFL, CIG-II, CH-I, CDG, CH-II, Citadel Advisors and CDT, the "Reporting Persons") relating to the shares of common stock, $0.01 par value per share (the "Common Shares"), of Huntsman Corporation (the "Issuer"), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 2, 2008 ("Amendment No. 1" and, together with the Original Filing, the "Prior Filing"). Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Prior Filing is amended by deleting the seventh paragraph thereof and adding in its place the following:

On September 8, 2008, the Reporting Persons and certain other institutional investors (the "Other Backstop Payment Parties" and, collectively with the Reporting Persons, the "Backstop Payment Parties") delivered a letter (the "Backstop Payment Commitment Letter") to the Issuer intended to facilitate the consummation of the Proposed Merger. In the Backstop Payment Commitment Letter, the Backstop Payment Parties agreed to make certain backstop payments to the Issuer if the Proposed Merger is consummated on the terms provided in the current merger agreement on or prior to November 2, 2008. These cash payments would be added to the combined balance sheet of Huntsman and Hexion at the Closing of the Proposed Merger with Hexion. In the Backstop Payment Commitment Letter, the Backstop Payment Parties severally agreed to make backstop payments to the Issuer totaling $230,226,116 (the Reporting Persons would be responsible for $80,080,000 of this amount). The Backstop Payment Commitment Letter is intended to be a legally-binding obligation of the signatories, subject to the conditions described therein. A copy of the Backstop Payment Commitment Letter is attached as Exhibit 99.7.

To become binding on the Backstop Payment Parties, the Backstop Payment Commitment Letter must be accepted by the Issuer on or prior to September 11, 2008. The Backstop Payment Parties' several obligations in the Backstop Payment Commitment Letter would then be subject to the requirement that the Issuer receive similar commitments from the Huntsman Participants such that the aggregate amount of all backstop commitments is at least $416,460,102. According to a Schedule 13D amendment filed by the HMP Equity Trust and others on September 8, 2008, the Huntsman Participants have made a backstop commitment to the Issuer of $186,233,986. The Backstop Payment Parties' several obligations under the Backstop Payment Commitment Letter would also be subject to the requirement that the Issuer concludes it is not practical to cause Hexion on a timely basis to accept the CVR financing offered by the Proposal Letter and the Commitment Letter, which remain outstanding. The Backstop Payment Commitment Letter further provides that if any Backstop Payment Party purchases CVRs (or makes an equity or similar investment in the combined company, as may be agreed with Hexion), and the other Backstop Payment Parties and the Huntsman Participants are given the opportunity to purchase CVRs or make an equity or similar investment on the same terms and conditions, then each Backstop Payment Party's commitment to make backstop payments will terminate.

CUSIP No. 447011107	Page 13 of 16 Pages

As a result of the potential arrangements described in the Proposal Letter, the Commitment Letter, and the Backstop Payment Commitment Letter, the Reporting Persons may be deemed to have formed a "group" with some or all of the Other Investors, the Other Backstop Payment Parties, and/or the Huntsman Participants for purposes of Rule 13d-5(b)(1) promulgated under the 1934 Act; however, the Reporting Persons disclaim membership in a group with the Other Investors, the Other Backstop Payment Parties, and the Huntsman Participants with regard to the Common Shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Number of shares: 18,654,710 shares[1]

Percentage of shares: 7.96%[2]

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 18,654,710 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 18,654,710 shares

(c) The table attached hereto as Exhibit 99.8 sets forth the transactions effected by the Reporting Persons in the Common Shares (and options to purchase or sell such Common Shares) since Amendment No. 1. Such transactions resulted from the exercise by third parties of listed option positions previously acquired in open market transactions.

(d) Not applicable.

(e) Not applicable.

_________________
1  Based solely on information provided to the Reporting Persons and in Schedules 13D and Form 4 filings by the Other Investors and the Huntsman Participants, D. E. Shaw Valence Portfolios, L.L.C. and its related entities beneficially own 21,725,642 Common Shares; Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, the Jon and Karen Huntsman Foundation and certain related entities beneficially own 51,163,183 Common Shares; MatlinPatterson Global Advisers LLC and its related entities beneficially own 19,870,000 Common Shares; and Pentwater Capital Management LP and its related entities beneficially own 565,000 Common Shares, options to purchase 500,000 Common Shares, and have long economic exposure under certain cash-settled total return swap transactions to an additional 3,500,000 Common Shares. Neither any of the Other Investors, nor any Other Backstop Payment Party, nor any Huntsman Participant have any right (shared or otherwise) to vote, direct the vote, dispose or direct the disposition of the Common Shares beneficially owned by the Reporting Persons. None of the data with respect to beneficial ownership of Common Shares by the Reporting Persons reported in this Amendment No. 2 includes any Common Shares beneficially owned by the Other Investors, by the Other Backstop Payment Parties or by the Huntsman Participants.

2 According to the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2008, there were 234,457,138 Common Shares issued and outstanding as of August 4, 2008.

CUSIP No. 447011107	Page 14 of 16 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Prior Filing is amended by adding, after the fourth paragraph, the following:

As noted above in Item 4, on September 8, 2008, the Reporting Persons and the Other Backstop Payment Parties made an offer to the Issuer with respect to certain backstop payments to be made to the Issuer in cash. The description of the terms of the Backstop Payment Commitment Letter is a summary, does not purport to be complete and is qualified in its entirety by reference to the Backstop Payment Commitment Letter referred to in Item 7 below as Exhibit 99.7, and which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.7:
Backstop Payment Commitment Letter, dated September 8, 2008, from Citadel Limited Partnership, D.E. Shaw Valence Portfolios, L.L.C., D.E. Shaw Oculus Portfolios, L.L.C., MatlinPatterson Global Opportunities Partners, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. to Huntsman Corporation

CUSIP No. 447011107	Page 15 of 16 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of September, 2008

CITADEL INVESTMENT GROUP, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CITADEL EQUITY FUND LTD. By: Citadel Limited Partnership, its Portfolio Manager By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL DERIVATIVES GROUP LLC By: Citadel Limited Partnership, its Managing Member By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CITADEL HOLDINGS II LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL ADVISORS LLC By: Citadel Holdings II LP, its Managing Member By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CUSIP No. 447011107	Page 16 of 16 Pages

CITADEL DERIVATIVES TRADING LTD.

By:  Citadel Limited Partnership,
its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ John C. Nagel
John C. Nagel, Authorized Signatory
KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact*

_________________
*  John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.